

Mail Stop 3561

September 6, 2017

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

> **Re:** **Airborne Wireless Network**
> **Registration Statement on Form S-1**
> **Filed August 31, 2017**
> **File No. 333-220295**

Dear Mr. Warren:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, we note that your financials for the year ended August 31, 2015 were audited by an audit firm that is no longer registered with the PCAOB. If the PCAOB revokes the registration of an audit firm, audit reports issued by that firm may no longer be included in a registrant's filings made on or after the date the firm's registration is revoked, even if the report was previously issued before the date of revocation.

We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 5551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products